As filed with the Securities and Exchange Commission on April 13, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35758

SolarCity Corporation

(Exact name of registrant as specified in its charter)

3055 Clearview Way

San Mateo, California 94402

(650) 638-1028

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.00% Solar Bonds, Series 2014/3-3

3.00% Solar Bonds, Series 2015/3-3

4.40% Solar Bonds, Series 2016/9-1

6.50% Solar Bonds, Series 2016/13-18M

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

3.00% Solar Bonds, Series 2014/3-3: 0

3.00% Solar Bonds, Series 2015/3-3: 0

4.40% Solar Bonds, Series 2016/9-1: 0

6.50% Solar Bonds, Series 2016/13-18M: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, SolarCity Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SolarCity Corporation

Date: April 13, 2017	By:	/s/ Radford Small
	Name:	Radford Small
	Title:	Chief Financial Officer